SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 May 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 29 04 2019
99.2	Total Voting Rights dated 01 05 2019
99.3	1st Quarter Results dated 03 05 2019
99.4	Result of AGM dated 03 05 2019

Exhibit No: 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group Plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		FMR LLC
City and country of registered office (if applicable)		Wilmington, USA
4. Full name of shareholder(s) (if different from 3.)See Section 9
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		25 April 2019
6. Date on which issuer notified (DD/MM/YYYY):		26 April 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.79%	0.31%	6.10%	182,033,293
Position of previous notification (if applicable)	5.82%	0.27%	6.09%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057	10,545,306	5.79%

SUBTOTAL 8. A	10,545,306	5.79%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Loan	564,205	0.31%

SUBTOTAL 8. B 1	564,205	0.31%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period xi	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity(please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

The Crosby Company of New Hampshire LLC *
Crosby Advisors LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.	Below 5%	Below 5%	5.29%

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

11. Additional information

* The Crosby Company of New Hampshire LLC is not a wholly owned subsidiary of FMR LLC. However due to the common control of FMR LLC and The Crosby Company of New Hampshire LLC, holdings have been aggregated for the purpose of this disclosure.

Place of completion	Dublin
Date of completion	26 April 2019

Exhibit No: 99.2

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 April 2019, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 5,684,427 ordinary shares are held in treasury Therefore, the total number of voting rights in the Company is 182,033,293.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
EVP, General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.3

3 May 2019

InterContinental Hotels Group PLC

2019 First Quarter Trading Update

Highlights
●  5.4% YoY net system size growth to 843k rooms, 12k rooms opened
●  24k rooms signed, strongest Q1 pace for 12 years, including 2.7k rooms from acquisition of Six Senses
●  Global Q1 comparable RevPAR[1] up 0.3% with US RevPAR up 0.6%

Keith Barr, Chief Executive of InterContinental Hotels Group PLC, said:
"Our strategic focus on driving industry leading net rooms growth is delivering strong results, with our net system size increasing 5.4% in the first quarter and our highest number of signings in 12 years. Global RevPAR increased 0.3% against strong prior year results, with good growth in the US where we outperformed the industry segments where we compete, and continued market share gains in China.
Our highest first quarter hotel openings in a decade included our 400th hotel in Greater China. More than 60% of openings globally were in the Holiday Inn Brand Family, driven by our focus on innovative design and service enhancements which is leading to improved guest satisfaction across our highly preferred portfolio of global brands.
We have continued to expand our brand portfolio into high-opportunity segments and markets. In mainstream, we now have over 180 avid hotels signed and will launch our all-suites upper midscale brand in the US later this month. Our upscale conversion brand voco, is seeing strong owner interest with 5 hotels now open and a further 12 signed since launch last year. Our recent acquisition of Six Senses rounds out our offer in the top tier of luxury.
The investments we are making to enable this acceleration in growth are funded through our efficiency programme, which is on track to deliver $125m of annual savings by 2020. While macro-economic and geopolitical uncertainties remain in some markets, the strong fundamentals of our business give us confidence for the balance of the year."

First Quarter performance
Group
RevPAR was up 0.3%, with rate up 0.6% and occupancy down 0.2%pts.
Americas
Comparable RevPAR was up 0.8% driven by 1.2% rate growth. US RevPAR was up 0.6% despite tough comparables from hurricane related demand in Q1 2018. Elsewhere in the region, Canada was up 1% with continued strength in the western provinces. RevPAR in Latin America and the Caribbean was up 10% with strong growth in Colombia, Brazil and Argentina. Mexico RevPAR was down 2%.

We opened 4.9k rooms (37 hotels) in the quarter including an InterContinental hotel in Houston. We continue to focus on enhancing the quality of our hotel estate and removed 3.6k rooms (25 hotels). Together, this drove a 2.9% increase in our net system size. We signed 7.5k rooms (70 hotels) including 16 for the Staybridge Suites brand.

Europe, Middle East, Asia & Africa
Comparable RevPAR was down 0.7% with solid growth in Europe offset by softness in the Middle East and South Korea. Excluding these two markets, RevPAR would have been up 1%.
UK RevPAR was up 2% with London up 4% and the Provinces flat. Continental Europe was up 1%. In France, RevPAR was down 3%, with performance impacted by social unrest in Paris. RevPAR in Germany was up 2%.
Trading conditions in the Middle East continued to remain challenging with RevPAR down 4% driven by increased supply and political unrest. South Korea RevPAR fell 30% due to lapping the Winter Olympic games of Q1 2018.
Australia RevPAR was down 2% with the region impacted by supply growth in certain cities. Japan RevPAR was up 2% benefitting from good transient and corporate demand in key cities.
We opened 3.8k rooms (33 hotels), including 1.2k rooms (15 hotels) from the acquisition of Six Senses, driving 7.5% net rooms growth. We signed 6.2k rooms (51 hotels) including 2.0k rooms (26 hotels) from the acquisition of Six Senses.

Greater China
RevPAR was flat in Q1 due to a strong prior year performance in Q1 2018 when RevPAR was up 11%. In Mainland China we significantly outperformed the market. Tier 1 and 2 cities saw marginal RevPAR growth whilst Tier 3 and 4 cities were down 3% partly due to the continued impact of new supply in Sanya. RevPAR in Hong Kong SAR and Macau SAR was up 1% and 3% respectively driven by rate growth.
We opened 3.7k rooms (18 hotels), driving 13.2% net rooms growth including the first Kimpton in the region in Taipei. Signings totalled 9.8k rooms (52 hotels), our best first quarter performance in 13 years, and included an InterContinental and EVEN hotel in Zhangjiakou and the Kimpton Beijing Dashilar. Owner demand for our Holiday Inn Express Franchise Plus offering remains strong, with 21 hotels signed in the quarter and a further 6 franchised hotels signed for Crowne Plaza and Holiday Inn.

Strategic progress

Good progress has been made against our strategic priorities to drive industry leading net rooms growth over the medium term.
Build and leverage scale
●          Net system size up 5.4% year on year to 843k rooms (5,656 hotels), including 1.3k rooms (16 hotels) from the acquisition of Six Senses Hotels Resorts Spas.
●          12k rooms opened in the quarter; 11k excluding the acquisition of Six Senses - up 39% on the prior year and includes our highest ever Q1 openings in Greater China. 6.1k rooms (35 hotels) were removed from the system.
●          24k rooms signed; 21k rooms excluding 2.7k rooms from the acquisition of Six Senses - our strongest Q1 rooms signings since 2007.
●          Pipeline now stands at 279k rooms.
Optimise our preferred portfolio of brands for owners and guests
●        Mainstream - enhancing our offer:
-    Holiday Inn: Continued roll out of new "Open Lobby" public space in Europe with our 100th Holiday Inn Open Lobby hotel recently opened in Belfast.
-    avid hotels: More than 180 avid hotels now signed, including 12 hotels (1.2k rooms) signed in Q1 2019, one of which was in Germany. With 46 avid hotels currently under construction or with planning approved, we expect openings to gather momentum through the year.
-    New 'all-suites' upper midscale brand: On track for launch later this month at our Americas owners conference.
●  Upscale - growing our offer:
-    Crowne Plaza: Strong momentum behind Plaza Workspaces with new modern design and dynamic meeting space launched in our Atlanta flagship hotel.
-    Hotel Indigo: Signed 8 hotels including 4 in the Americas, taking the total pipeline to 99 hotels (14.4k rooms).
-    voco: Launched brand in June 2018, primarily for conversion opportunities. Five hotels now open including a flagship property in Dubai. A further 12 hotels have been signed to date (3.4k rooms in total).
●  Luxury - expanding our portfolio:
-    Kimpton Hotels & Restaurants: Following the opening of the UK flagship, the Kimpton Fitzroy London, we expanded our presence across the UK with the opening of our first Kimpton Hotel in Scotland. We also opened the first Kimpton Hotel in Asia-Pacific, the Kimpton Da An Hotel, Taipei.
-    Regent Hotels & Resorts: Strong owner interest, with signings in Chengdu and Bali during the quarter.
-    Six Senses Hotels Resorts Spas: Completed acquisition of 16 hotels and resorts, with 18 management contracts signed into its pipeline, and more than 50 further deals under discussion. Since acquisition, we have opened Six Senses Hotels in Bhutan and Cambodia.

Financial position and capital allocation
The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.
Foreign exchange

The strengthening of the US dollar against many major currencies globally decreased group RevPAR to a decline of 2.0% in the quarter, when reported at actual exchange rates.  A breakdown of constant vs. actual currency RevPAR by region is set out in Appendix 2.

Appendix 1: First quarter RevPAR movement summary
	Q1 2019
	RevPAR	Rate	Occ.
Group	0.3%	0.6%	(0.2)%pts
Americas	0.8%	1.2%	(0.3)%pts
EMEAA	(0.7)%	(0.7)%	0.0%pts
G. China	0.0%	0.2%	(0.1)%pts

Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)
	Q1 2019
	CER	AER	Difference
Group	0.3%	(2.0)%	2.3%pts
Americas	0.8%	0.2%	0.6%pts
EMEAA	(0.7)%	(6.3)%	5.6%pts
G. China	0.0%	(4.9)%	4.9%pts

Appendix 3: Q1 system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	12,325	(6,107)	6,218	842,759	5.4%	23,526	278,712
Americas	4,891	(3,593)	1,298	511,427	2.9%	7,509	120,850
EMEAA	3,782	(1,087)	2,695	213,794	7.5%	6,170	75,033
G. China	3,652	(1,427)	2,225	117,538	13.2%	9,847	82,829
Appendix 4: Definitions
AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:
Investor Relations (Heather Wood; Matthew Kay; Rakesh Patel):	+44 (0)1895 512176	+44 (0)7527 419431
Media Relations (Yasmin Diamond; Mark Debenham):	+44 (0)1895 512097	+44 (0)7527 424046

Conference call for Analysts and Shareholders:
A conference call with Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 9.00am London time on 3 May and can be accessed on https://www.ihgplc.com/investors/2019-q1-teleconference-detail. There will be an opportunity to ask questions.

International dial-in UK dial-in US dial-in Passcode	+44 203 936 2999 +44 (0) 203 936 2999 +1 855 979 6654 910 759
A replay of the 9.00am conference call will be available for 7 days from 11:30am London time - details are below:
International dial-in UK dial-in US dial-in Replay pin	+44 203 936 3001 +44 (0) 203 936 3001 +1 845 709 8569 831 989

Website: The full release and supplementary data will be available on our website from 7.00am (London time) on 3 May. The web address is www.ihgplc.com/investors/results-and-presentations.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,600 hotels and nearly 843,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

[1] RevPAR growth is at constant exchange rates (CER) unless otherwise stated.

Exhibit No: 99.4

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2019 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 3 May 2019.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC	VOTES WITHHELD
1	Report and Accounts 2018	146,911,044	99.74	388,444	0.26	147,299,488	80.92%	624,149
2	Directors' Remuneration Report 2018	120,939,401	83.95	23,116,948	16.05	144,056,349	79.14%	3,867,287
3	Declaration of final dividend	147,501,729	99.89	157,625	0.11	147,659,354	81.12%	264,283
4(a)	Re-election of Keith Barr as a Director	147,285,244	99.76	358,824	0.24	147,644,068	81.11%	279,559
4(b)	Re-election of Anne Busquet as a Director	146,824,350	99.45	819,195	0.55	147,643,545	81.11%	280,092
4(c)	Re-election of Patrick Cescau as a Director	146,982,125	99.55	659,045	0.45	147,641,170	81.11%	282,457
4(d)	Re-election of Ian Dyson as a Director	144,306,066	98.43	2,301,915	1.57	146,607,981	80.54%	1,315,646
4(e)	Re-election of Paul Edgecliffe-Johnson as a Director	147,128,614	99.65	511,880	0.35	147,640,494	81.11%	283,133
4(f)	Re-election of Jo Harlow as a Director	145,975,534	98.87	1,666,265	1.13	147,641,799	81.11%	281,828
4(g)	Re-election of Elie Maalouf as a Director	147,216,864	99.71	424,258	0.29	147,641,122	81.11%	282,505
4(h)	Re-election of Luke Mayhew as a Director	147,402,226	99.84	241,491	0.16	147,643,717	81.11%	280,549
4(i)	Re-election of Jill McDonald as a Director	146,780,120	99.42	862,310	0.58	147,642,430	81.11%	281,197
4(j)	Re-election of Dale Morrison as a Director	147,081,677	99.62	560,648	0.38	147,642,325	81.11%	281,941
4(k)	Re-election of Malina Ngai as a Director	146,181,441	99.01	1,456,728	0.99	147,638,169	81.11%	285,457
5	Re-appointment of Auditor	143,755,118	97.36	3,897,840	2.64	147,652,958	81.11%	270,668
6	Remuneration of Auditor	145,888,524	98.81	1,759,592	1.19	147,648,116	81.11%	275,511
7	Political donations	144,463,853	98.25	2,566,770	1.75	147,030,623	80.77%	893,004
8	Colleague Share Plan	147,445,124	99.89	165,329	0.11	147,610,453	81.09%	313,813
9	Allotment of shares	131,728,687	89.23	15,903,119	10.77	147,631,806	81.10%	291,820
10	Disapplication of pre-emption rights	147,517,174	99.94	91,662	0.06	147,608,836	81.09%	315,430
11	Further disapplication of pre-emption rights	145,791,792	98.77	1,819,550	1.23	147,611,342	81.09%	312,716
12	Authority to purchase own shares	146,986,459	99.56	649,512	0.44	147,635,971	81.10%	288,294
13	Notice of General Meetings	137,307,274	93.35	9,784,429	6.65	147,091,703	80.80%	832,563

NOTES:

1.   The 'For' vote includes those giving the Chairman discretion.

2.   Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.   Resolutions 10 to 13 are special resolutions.

4.   The total number of ordinary shares in issue, excluding treasury shares, on 2 May 2019 was 182,033,293. The Company holds 5,684,427 treasury shares.

5.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/nsm

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

Enquiries:

Investor Relations (Heather Wood; Matthew Kay)          +44 (0)1895 512 176    +44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)    +44 (0)1895 512 097    +44 (0)7527 424 046

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,600 hotels and nearly 843,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	03 05 2019